IEG Holdings Commences Tender Offer for Shares of LendingClub

and Highlights LendingClub’s Flawed, Slim Margin “Broker”

Business Model and Weak Underwriting Standards

Las Vegas, Nevada – (January 8, 2018) – IEG Holdings Corporation (OTCQB: IEGH) (“IEG Holdings”) commences tender offer to exchange 13 shares of IEG Holdings’ common stock for each share of LendingClub Corporation (“LendingClub”) common stock, up to an aggregate of 20,701,999 shares of LendingClub common stock, representing approximately 4.99% of LendingClub’s outstanding shares as of October 31, 2017, validly tendered and not properly withdrawn in the offer. The offer is scheduled to expire at 5:00 p.m., Eastern time, on Thursday, February 22, 2018, unless the offer is extended or earlier terminated.

Based on the closing prices of IEG Holdings’ and LendingClub’s common stock on January 4, 2018, the aggregate market value of thirteen (13) shares of IEG Holdings offered in the offer is 4.6% MORE than the value of one (1) LendingClub share.

	Market Price Per Share	Total Value
	(as of January 4, 2018)
1 Share of LendingClub Common Stock	$4.10	$4.10
13 Shares of IEG Holdings Common Stock	$0.33	$4.29

AMOUNT YOU MAY POTENTIALLY GAIN:		$0.19 per Share

IEG Holdings cautions shareholders of LendingClub against dismissing IEG Holdings’ tender offer. IEG Holdings believes that the LendingClub board of directors should be held accountable by its shareholders for continuing to pursue a flawed, slim margin “broker” business model. IEG Holdings urges LendingClub to enter into negotiations with IEG Holdings, rather than simply dismissing the tender offer.

Paul Mathieson, IEG Holding’s Chairman and Chief Executive Officer, said, “We ask LendingClub shareholders to consider whether they wish to move forward with an improved online balance sheet lender model aimed at the future or continue to support what we believe to be a flawed ‘broker’ business model. Weak underwriting standards, tiny gross margins and large, continuing losses is a recipe for disaster.”

IEG Holdings has identified what it believes to be a number of major risks and problems with the LendingClub business and management below:

FLAWED, SLIM MARGIN, LOSS-MAKING BUSINESS MODEL

Despite brokering more than $26 billion of loans since inception, LendingClub still reported a loss of $61.8 million for first nine months of 2017 and loss of $146.0 million for the 2016 full year. The gross margins that LendingClub achieves are simply too slim compared to the high costs of customer acquisition and operating costs. If LendingClub stops originating loans, the majority of its income dries up immediately. Transitioning to a balance sheet lender likely would significantly increase gross margins, without a significant change in customer acquisition costs. It’s possible that LendingClub will never achieve profitability using its current business model.

WEAK UNDERWRITING STANDARDS

A mid-2017 media report by Bloomberg indicates that:

●	LendingClub only verified income about a third of the time for one of the most popular loans it made in 2016, and
●	If LendingClub finds errors in a loan application, it may still approve the loan.

In addition, the percentage of loans that LendingClub has written off has continued to grow over time. Unlike LendingClub, IEG Holdings and most traditional consumer finance companies go well beyond a simple FICO score. IEG Holdings thoroughly reviews loan applications, always verifying income, analyzing bank statements, pay stubs and tax returns, and most importantly, calculating the customer’s capacity to repay the loan.

LACK OF COMPANY-OWNED STATE LENDING LICENSES

LendingClub doesn’t hold individual state lending licenses and instead utilizes the services of a Utah-based bank. This raises regulatory risks around issues such as the potential breaking of individual state interest rate caps and compliance. There is also a risk of regulatory changes that would put an end to the outsourcing of bank licenses, in an attempt to ensure more protections for consumers and a level playing field for competitors. There is a precedent for past regulatory changes in the consumer finance sector, with the pay day loan market previously decimated as a direct result.

UNSUSTAINABLE FUNDING SOURCES

The returns to investors in the underlying loans for peer-to-peer lenders are falling as losses are much higher than expected, likely as a result of weak underwriting standards. If returns turn negative then peer-to-peer lenders face the risk of lawsuits and the risk that investors cease to buy the loans, effectively killing off the “broker” business model. LendingClub is therefore only superficially immune to default risk. Investors in the loans bear this risk and they will ultimately respond to the characteristics and performance of the loan portfolio.

LACK OF LEADERSHIP AND EXCESSIVE COST STRUCTURE

Renaud Laplanche, LendingClub’s founder and CEO, resigned in 2016 following an investigation by the board of directors into, among other things, certain corporate activities under Mr. Laplanche’s watch. The investigation uncovered falsified loan documentation, knowing failure of corporate personnel to follow an investor’s express instructions regarding loans, and the sale of loans in direct contravention of the investor’s instructions. LendingClub now lacks a visionary leader and has been in decline ever since Mr. Laplanche’s departure. LendingClub leases an expensive office in San Francisco and has hundreds of excess developers employed. IEG Holdings believes that LendingClub’s excessive cost structure is unsustainable, with high core operating costs as compared to gross revenue, resulting in high levels of losses.

POOR STOCK MARKET PERFORMANCE AND ZERO DIVIDENDS TO SHAREHOLDERS

LendingClub’s share price has decreased 84% since its initial public offering in December 2014, dropping from $25.74 in December 2014 to $4.10 as at January 4, 2018, after reaching a low of $3.29 in December 2017. In addition, LendingClub has never paid, and has no reported intention to pay, a dividend to shareholders. This compares to IEG Holdings which is currently paying quarterly dividends with a current annualized dividend yield of 6.1% per annum.

IEG Holdings’ Reasons for the Offer

IEG Holdings believes that changing LendingClub’s business model to a balance sheet lender model would enable the company to generate significantly higher gross margins, provide significantly higher long duration cash flow from customers, build increased customer goodwill with customers and enable increased customer refinancing. The longer duration cash flow would provide more flexibility in reducing lending volumes during periods when underwriting risk levels are rising, as the company would be less dependent on brokering new loan deals every day to provide revenue. Becoming a balance sheet lender rather than a broker of loans would also remove the inherent potential conflict of interest and hazard of providing loans as a broker with potential lax underwriting standards due to the company and employees not taking the full risk of loan repayment. The addition of individual state licenses also is likely to reduce the regulatory risk of being operationally dependent on third parties for lending licenses. LendingClub could initially utilize its existing cash at bank to conduct balance sheet lending and then utilize customer principal and interest repayments, seeking additional debt or equity funding for additional growth of its loan book.

In reaching its decision to approve the offer and the acquisition of LendingClub shares, IEG Holdings’ sole director consulted with IEG Holdings’ senior management team and considered a number of factors, including the following material factors which Mr. Mathieson viewed as supporting his decision to approve the offer and the acquisition:

●	IEG Holdings intends to encourage LendingClub to undertake substantial costs cuts by terminating excess employees, achieving substantial cuts in advertising/marketing costs and other significant cost cutting measures;

●	IEG Holdings intends to encourage LendingClub to transform its broker business model with low gross margins and high volumes to focus on high gross margin unsecured loans to near prime clients with strong underwriting, company owned individual state licenses and retention of loans on its balance sheet to secure long duration cash flow from longer term loans;

●	IEG Holdings intends to encourage Lending Club to explore opportunities in the crypto/blockchain sector; and

●	The acquisition of LendingClub shares would be substantially net asset per share accretive for IEG Holdings stockholders and substantially increase shareholder equity.

“We are committed to providing LendingClub shareholders with the ability to realize the value our proposal represents, and we believe the offer makes both financial and strategic sense. LendingClub shareholders deserve a Board and management team that does not willfully ignore the compelling value-enhancing benefits of our proposal,” Mr. Mathieson concluded.

Consummation of the offer is conditioned upon satisfaction of certain customary conditions. Shares that are tendered pursuant to a notice of guaranteed delivery but not actually delivered to the depository and exchange agent for the tender offer, Computershare Trust Company, N.A., prior to the expiration time of the offer will not be deemed to be validly tendered into the offer unless and until such shares underlying such notices of guaranteed delivery are delivered.

Complete terms and conditions of the offer are set forth in the Letter of Transmittal and other related materials and in the registration statement on Form S-4, which were filed by IEG Holdings with the Securities and Exchange Commission (the “SEC”) on January 5, 2018.

Copies of the Letter of Transmittal and other related materials are available free of charge from Okapi Partners LLC, the information agent for the offer. LendingClub stockholders who have questions regarding the tender offer should contact the information agent at info@okapipartners.com or (855) 208-8903 (toll-free). Computershare Trust Company, N.A. is acting as depository for the tender offer.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. IEG Holdings has filed with the SEC a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO containing a letter of transmittal and other documents relating to the tender offer. IEG Holdings or LendingClub will mail these documents without charge to LendingClub common stockholders. Investors and stockholders should read those filings carefully as they contain important information about the tender offer. These documents, as well as IEG Holdings’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at IEG Holdings’ website at www.investmentevolution.com. The information contained on the SEC’s and IEG Holdings’ websites is not incorporated by reference in this press release and should not be considered to be a part of this press release. The letter of transmittal and related materials may also be obtained without charge by contacting Okapi Partners LLC, the information agent for the offer, at info@okapipartners.com or (855) 208-8903 (toll-free).

About IEG Holdings Corporation

IEG Holdings Corporation provides online $5,000 and $10,000 unsecured consumer loans under the brand name, “Mr. Amazing Loans,” via its website, www.mramazingloans.com. In addition, IEG Holdings announced on December 22, 2017 that it has formed Investment Evolution Crypto, LLC, a wholly owned subsidiary of IEG Holdings (“Crypto”). Crypto will explore the legalities and economic risks and benefits of entering into a joint venture with Investment Evolution Corporation, a wholly owned subsidiary of IEG Holdings (“IEC”), to accept repayment of customer loans in the form of crypto/blockchain currencies such as Bitcoin, provide the crypto equivalent of $5,000 and $10,000 loans to customers, and also potentially create and issue an IEC cryptocurrency. Crypto has not begun operations and is in the development planning stages to explore these business opportunities in this time of changing technology. For more information about IEG Holdings, visit www.investmentevolution.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in IEG Holdings’ filings with the SEC. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown, uncertainties and other factors which are, in some cases, beyond IEG Holdings’ control which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects IEG Holdings’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to operations, results of operations, growth strategy and liquidity. IEG Holdings assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The contents of IEG Holdings’ website referenced herein are not incorporated into this press release.

Contact:

Company

Paul Mathieson

IEG Holdings Corporation

Chairman/CEO and Founder

info@investmentevolution.com